Tesla Motors Inc (TSLA)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Tesla shareholder

Please consider a vote against Mr. Ira Ehrenpreis, chair of the Tesla executive pay committee.

And please consider a vote against any other chair of an executive pay committee at any company that recommends shareholders vote only once in 3-years to ratify executive pay. Every shareholder should have the right to vote once a year in regard to the amount of executive pay.

More than 90% of shareholders at large companies may soon have the right to vote once a year on the amount of executive pay. A shareholder vote annually on executive pay is a good way to incentivize executive pay. Why would any shareholder want to give up such an important right?

The recommendation of a 3-year gap for a shareholder say on executive pay vote seems at odds with the 1500-words on the purported importance of “Investor Outreach And Engagement” in the 2023 TSLA annual meeting proxy.

AutoNation is another company that recommended a 3-year gap for shareholder input on executive pay. This morning AutoNation shareholders rejected its Board’s recommendation of a 3-year gap and approved a say on executive pay vote once a year.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.